Exhibit 2.1

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (hereinafter “Agreement”) is made and entered into on August 29, 2008, by and between ECKERT & ZIEGLER ISOTOPE PRODUCTS, INC. (hereinafter “Buyer” or “EZIP”) and NORTH AMERICAN SCIENTIFIC, INC. (hereinafter “Seller” or “NASM”).

RECITALS

A.
Seller has a business unit referred to herein as the “non-therapeutic radioactive source business” (the “Business”), which manufactures and distributes nuclear medicine calibration and reference sources, industrial sources and scientific reference and calibration sources.

B.
Seller desires to sell, assign, transfer and/or deliver to Buyer, and Buyer desires to purchase, the tangible and intangible assets of the Business, as more fully set forth in this Agreement, free and clear of all liens and encumbrances.

C.	Concurrent with the closing of this Agreement, Seller will transfer and/or deliver certain assets to Buyer, as further set forth in this Agreement.

D.
In order to allow Buyer to continue operations of the Business immediately after the Closing, Seller will provide support and assistance for a period of time necessary to allow Buyer to operate the Business on its own.

E.	Seller intends to discontinue it's operations in the non-therapeutic radioactive source arena, and agrees that it will not compete with Buyer as more fully set forth in this Agreement.

F.	NOW, THEREFORE, in consideration of the recitals, mutual covenants and agreements, and subject to the terms and conditions contained herein, the parties agree as follows:

1.	PURCHASE AND SALE OF BUSINESS ASSETS

1.1 Seller hereby agrees to sell, transfer, assign, and/or deliver to Buyer, and Buyer agrees to purchase and acquire from Seller on the terms and conditions set forth in this Agreement, all of Seller's right, title and interest in and to the following assets (collectively, the “Business Assets”):

A.
Inventory. The inventory of the Business, including the actual quantities of goods on hand and other work in process (including its approximate stage of completion) and finished goods (the “Inventory”), as shown on Schedule A. The Inventory also includes all consumable supplies necessary to continue operations, including but not limited to, shipping boxes, lead pigs, labels and disposable lab materials.

B.
Customer Accounts and Data and Distributor Contracts. All customer lists, customer files, customer contracts, customer histories, customer records, and distributor contracts which relate to the Business (“Customer Accounts and Distributor Contracts”) as well as all marketing material pertaining to the Business, such as trade booths and literature. The customers and distributors which are parties to contracts with Seller which relate to the Business and of market materials being transferred is set forth on Schedule B.

C.
Equipment. Machinery, equipment, tools, tooling, furniture, computers, and all other tangible personal property owned and used in connection with the Business, except the Inventory, as shown and described in Schedule C (“Equipment”).

D.
Intellectual Property. All trade names, trademarks, service marks, sealed source device registrations, and patents (whether registered or unregistered), and the registrations or applications for registration therefor; all logos, symbols, brands, website software and domain addresses, copyrights (whether registered or unregistered) and registrations therefor, and all renewals, renewal rights, reissues, modifications or extensions thereof; and trade secrets, formulae, confidential information and research and development data that are owned by Seller and used in connection with the Business and set forth on Schedule D (collectively, the “Intellectual Property”).

E.
Intangible Assets. All know-how, formulas, specifications, techniques, process specifications, work instructions, business plans, computer software or programs, documentation, quality manuals, or any other intangible assets of Seller used in operating the Business.

1.2 Seller agrees that it will execute, acknowledge and deliver to Buyer at the Closing such good and sufficient instruments of sale, conveyance, transfer and assignment as shall be effective to vest in the Buyer all right, title and interest in and to the Business Assets, free and clear of all liens, encumbrances, security interests, equities, claims, charges and restrictions whatsoever.

2.	PURCHASE PRICE FOR BUSINESS ASSETS

2.1 Purchase Price - Business Assets. Subject to terms of this Section, the purchase price for the Business Assets shall be an aggregate of up to $6,000,000 (the “Purchase Price”), payable as follows:

A.	Three million dollars ($3,000,000) in cash at Closing (the “Closing Payment”).

B.
A secured promissory note (the “Note”) in the principal amount of two million dollars ($2,000,000) (the “Deferred Payment”), in substantially the form attached hereto as Exhibit 2, delivered at Closing.

C.	Up to one million dollars ($1,000,000) in cash, thirteen (13) months after Closing (the “Risk Share Payment”), payable as set forth in Section 2.2.

2.2 Calculation of Risk Share Payment. The Risk Share Payment referred to in Section 2.1(C) shall be calculated using the net total sales of NASM Products by EZIP to PineStar Technology, Inc. (“PineStar”) in the first twelve (12) months after the Closing (“EZIP PineStar Net Total Sales”) and a figure equal to the actual sales made by Seller to PineStar between November 1, 2007 and April 30, 2008, multiplied by two (2) (the “PineStar Quota”). If the EZIP PineStar Net Total Sales remains at or exceeds the PineStar Quota, the Risk Share Payment will be one million dollars ($1,000,000). Should the EZIP PineStar Net Total Sales be less than the Pine Star Quota, the amount due to Seller will decrease proportionately. Thus, for the purpose of example only, should the EZIP PineStar Net Total Sales amount to fifty percent (50%) of the PineStar Quota, then the amount owed to Seller would be 50% of one million dollars, or five hundred thousand dollars ($500,000). The term NASM Products shall mean those products acquired by EZIP pursuant to this Agreement, or like or similar products produced by EZIP.

A.
In the event that EZIP voluntarily ceases doing business with PineStar during the first 12 months after Closing, or in the event that EZIP sells the Business, in whole or in part, during that period, the Risk Share Payment will be one million dollars ($1,000,000) and shall be due immediately upon such events.

B.	EZIP will use its best efforts to continue to operate the Business for the first twelve (12) months following the Closing.

C.
EZIP shall provide Seller with a quarterly report of the net sales report by EZIP to PineStar of the NASM Products and similar products and NASM shall have the right to audit the net sales at any time at its own cost and expense.

2.3 Purchase Price Adjustment. The Purchase Price will be adjusted to reflect changes in the materials inventory balances. As of August 13, 2008, the materials inventory balance was Five hundred and fifty-six thousand dollars ($556,000) (“Target Inventory Balance”). The purchase price adjustment will be made from the Deferred Payment. In the event that the actual inventory balance at Closing is more than [Fifty-five thousand dollars ($55,000)] less than the Target Inventory Balance, then the Deferred Payment will be decreased in the same amount as such deficit below $501,000.

2.4 Allocation of Purchase Price. Buyer’s third-party allocation of the Purchase Price among the Business Assets will be provided to Seller as soon as possible, but in no event later than November 30, 2008. Such allocation shall be adopted for all purposes related to the sale of the Business Assets hereunder, and Seller and Buyer agree not to file a tax return or otherwise take a position for tax purposes, or otherwise, inconsistent with such allocation.

3.	ASSUMPTION OF LIABILITIES

3.1 Buyer's Assumption of Liabilities. As further consideration for the purchase of the Business Assets, and notwithstanding any other provision hereof to the contrary, at the Closing, Buyer shall assume all Contract Liabilities which arise or become due after the Closing, with respect to or arising under the Customer Accounts and Distributor Contracts listed in Schedule B.

3.2 Seller's Retention of Certain Liabilities. Except for those specific Contract Liabilities referred to in Paragraph 3.1 above, Buyer shall assume no liabilities of Seller with respect to the Business, or related to the Business Assets acquired hereunder including, without limitation, any chargebacks, discounts, credits or other allowances relating to or arising from the Accounts Receivable and the Seller's operation of the Business prior to the Closing Date. Seller will retain the liability for and expenses related to decommissioning its North Hollywood facility and equipment not listed in Schedule C, and for any sales tax which may be due as a result of the sale of Business Assets. Seller will also retain the liability and obligations set forth in Section 10.1 and Schedule E of this Agreement. Schedule E is a list of liabilities retained by Seller.

For purposes of this Agreement, “Contract Liabilities” shall mean any and all losses, debts, liabilities, damages, obligations, claims, demands, actions, judgments or settlements of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable, liquidated or unliquidated, arising under any contract, agreement, arrangement, commitment or undertaking assigned to Buyer pursuant to this Agreement, and including all reasonable costs and expenses (legal, accounting or otherwise) related thereto.

4.	REPRESENTATIONS AND WARRANTIES

4.1 Effect of Representations and Warranties. The representations and warranties made by each party hereto and contained in this Agreement as of the date first written above (unless otherwise specified), are, to the best knowledge of each party to be true and complete as of the Closing Date.

4.2 Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer that, except as set forth in Seller’s Disclosure Schedules delivered to Buyer concurrently herewith:

A. Authority and Enforceability. The execution, delivery and performance by Seller of this Agreement and each and all other agreements, instruments and documents to be executed and delivered by Seller (collectively, with the exception of this Agreement, the “Ancillary Seller Documents”): (a) are within the power, capacity and authority of Seller; (b) have been duly and validly authorized by Seller; and (c) are collectively sufficient to transfer all of Seller's right, title and interest in the Business Assets to Buyer. Seller has taken, or caused to have been taken, all necessary corporate action for authorization to execute, deliver and perform all obligations under this Agreement and the Ancillary Seller Documents. There is no other corporate proceeding on the part of Seller that is necessary to authorize the execution, performance or delivery by the Seller under this Agreement and the Ancillary Seller Documents. Seller will duly execute and deliver this Agreement and each of the Ancillary Seller Documents to which it is a party. This Agreement and the Ancillary Seller Documents when executed and delivered by Seller shall constitute, the legal, valid and binding obligations of Seller enforceable against Seller in accordance with the terms of each such instrument, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, and other similar laws affecting the enforcement of creditors' rights and by principles of equity.

B. No Conflicts. The execution, delivery and performance by Seller of this Agreement and the Ancillary Seller Documents and the consummation by Seller of the transactions contemplated hereby or thereby, will not result in or cause the following: (a) a default or an event that with notice or lapse of time, or both, would be a breach or violation of (i) any judgment, order, writ or decree applicable to Seller or the Business Assets, (ii) any applicable law, or (iii) any contract or agreement to which Seller is a party or by which Seller may be bound or to which the Business Assets are subject; or (b) the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon the Buyer or the Business Assets, except in the case of clause (a) as would not be reasonably expected to have a material adverse effect on the business on the business, condition (financial or otherwise), properties, assets (including intangible assets), liabilities (including contingent liabilities), prospects, or results of operations of the Business Assets (a “Material Adverse Effect”).

C. No Consents. No consent, authorization, or approval of, or filing or registration with or exemption by any governmental body or authority or any other person is required to be obtained or made by Seller in connection with the execution, delivery and performance by Seller of this Agreement or any Ancillary Seller Documents to which it is a party, or the consummation by Seller of the transactions contemplated hereby or thereby.

D. Title to Business Assets. Seller is the owner, beneficially and of record, of the Business Assets free and clear of all liens, encumbrances, pledges, security interests, claims, and charges of any kind (collectively “Liens”). Seller has full power of disposition over, and has the full right to sell, assign, convey, transfer or deliver the Business Assets to Buyer without the consent or approval of any other person. Any security interests in the Business Assets, including, but not limited to the security interests of Silicon Valley Bank and Agility Capital, LLC have been extinguished or will be extinguished by the Closing Date.

E. Inventory. Schedule A is a complete and correct list of the Inventory of the Business, including the actual quantities of goods on hand and other work in process (including its approximate stage of completion). The Inventory consists of items that are useable and saleable in the ordinary course of the Business' operations. No items included in the Inventory have been pledged as collateral, are subject to a security interest or are held on consignment from others.

F. Customer Accounts. Schedule B contains a complete and correct list, in alphabetic order, of all of the past and present customers and accounts of the Business which have placed orders with the Business during the thirty-six (36) months preceding the Closing Date, including the current address and telephone number of each such customer or account.

G. Equipment. Schedule C is a complete and accurate list describing all Equipment used in connection with the Business; except Inventory. The Equipment listed in Schedule C constitutes all such tangible personal property necessary for the conduct of the Business as presently conducted. Except as otherwise provided or disclosed in Schedule C, none of the Equipment is held under any lease, security agreement or conditional sales contract, or is located other than at the Seller's premises.

H. Good Working Order. All of the Equipment listed on Schedule C is in good operating condition and repair, ordinary wear and tear excepted, and will remain in such condition as of the Closing Date.

I.  Intellectual Property. Schedule D is a complete and correct list of all Intellectual Property used solely in connection with the Business.

(i) All state and Federal registrations, renewals, and other filings relating to any of the Intellectual Property that are or were material to the Business have been filed in all appropriate state and Federal offices.

(ii) Seller has not granted and will not grant to any other person or entity any rights to or licenses to use the Intellectual Property.

(iii) The Intellectual Property which is not in the public domain is confidential and has not been disclosed to any other person or entity, except for those persons or entities subject to obligations to protect the confidentiality of such Intellectual Property. Seller has or will enter into agreements, including certain provisions substantially in the form set forth on Exhibit 1 attached hereto, with its employees which prevent such employees from disclosing or using for personal gain any proprietary information being purchased by Buyer.

(iv) Seller owns and holds adequate rights to use all of the Intellectual Property and, to the knowledge of Seller, that use does not, and will not, conflict with, infringe on, or otherwise violate any rights in and to intellectual property belonging to any other person.

(v) To the knowledge of Seller, other than is set forth in Schedule E, Seller has not infringed and is not now infringing on any trade name, trademark, service mark, patent or other rights in and to intellectual property belonging to any other person.

(vi) To the knowledge of Seller, there is no infringement or alleged infringement by others of the Intellectual Property.

(vii) Seller has taken reasonable efforts to maintain the secrecy of the trade secrets being transferred pursuant to this Agreement.

J. Permits, Licenses, Etc. Schedule D contains a complete and correct list of all permits, licenses, registrations, authorizations, franchises or other approvals from any privately held or owned entity or from any governmental or regulatory body or authority owned by Seller and used in connection with the Business (the “Permits”). The Seller has obtained all Permits required for the operation of the Business and each such Permit is in full force and, to the knowledge of Seller, there are no conditions or facts which would cause the termination of such permits or the right to operate the Business. All of the Permits are valid and in full force, and, to the knowledge of Seller, no suspension, cancellation, or non-renewal of any of them is pending or threatened, nor does any basis for such suspension, cancellation, or non-renewal exist including, without limitation, any failure to pay any fees due. A true and complete copy of each Permit set forth on Schedule D has been previously made available to Buyer.

K. Distributor's Contracts. Schedule B contains a complete and correct list of all Distribution Contracts being transferred by this Agreement. Each of the Distribution Contracts is valid and in full force, constitutes the binding legal obligation of the parties thereto and there does not exist any material default or breach or event that with notice, would constitute a material default or breach under any of the Distribution Contracts by the Seller or, to the knowledge of Seller, any other party thereto. The Seller has not received notice, either oral or written, that any party to the Distribution Contracts intends to cancel or terminate any such agreement. A true and complete copy of each Contract set forth on Schedule B has been previously made available to Buyer.

L. Financial Records. The books of account and any and all other financial records relating to the operation of the Business shown to Buyer accurately set forth, in all material respects, the revenues, expenditures, assets and liabilities of the Business and have been and are maintained and prepared in accordance with generally accepted accounting principles, consistently applied.

M. Compliance with Laws. To the knowledge of Seller, Seller has complied in all material respects with all United States federal, state, regional and local statutes, laws, ordinances and regulations, including environmental protection laws and regulations applicable to the Business. Seller has not received notice of or been cited for any violation of any such law or regulation.

N.  Litigation. There are no claims, actions, suits, administrative, arbitration or other proceedings commenced, pending or, to Seller's knowledge, threatened which will or might in any way affect, or which could have a Material Adverse Effect, or which relate to the obtaining of the rights and benefits by Buyer hereunder. None of the transactions contemplated by this Agreement or the Ancillary Seller Documents is restrained or enjoined (either temporarily, preliminarily or permanently), and no material adverse conditions have been imposed thereon by any governmental or regulatory authority or arbitrator. None of the Business Assets is subject to any order, writ, judgment, award, injunction or decree of any governmental or regulatory authority or arbitrator.

O. Interest In Customers, Suppliers, Competitors. Neither Seller nor, to Seller’s knowledge, its officers, directors and shareholders, owns, directly or indirectly, any interest in (excepting not more than 10 percent stockholdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee (other than of the Seller prior to the Closing) or consultant of, or otherwise receives remuneration from, any person or entity which is, or is engaged in a business as, a competitor, customer or supplier of the Business, or in any other person with whom the Business is doing business.

P. Full Disclosure. No representation or warranty contained in this Agreement or in any Ancillary Seller Document furnished or to be furnished by the Seller,  or on its behalf, pursuant hereto contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact the omission of which would be misleading.

Q. Insurance. Seller will continue to maintain, in full force and effect, all currently maintained policies of fire, liability, product liability, and other forms of insurance with respect to the Business presently being sold up through the Closing Date.

R. Absence of Changes or Events. Since October 31, 2007, Seller has not experienced any material adverse change in the Business Assets, or sold, transferred or otherwise disposed of or agreed to sell, transfer or otherwise dispose of any of the Business Assets properties or rights herein described (other than for sales of inventory in the ordinary course of business and consistent with past practice of Seller).

4.3 Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller that:

A.
Authority and Enforceability. The execution, delivery and performance by Buyer of this Agreement and all other agreements, instruments and documents to be executed and delivered by Buyer in connection herewith are within the power, capacity and authority of Buyer; and have been duly and validly authorized by Buyer. Buyer has taken, or caused to have been taken, all necessary corporate action for authorization to execute, deliver and perform all obligations under this Agreement and the Ancillary Buyer Documents. Buyer has duly executed and delivered this Agreement and will duly execute each of the Ancillary Buyer Documents to which it is a party. This Agreement and the Ancillary Buyer Documents when executed and delivered by Buyer shall constitute the legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with the terms of each such instrument, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, and other similar laws affecting the enforcement of creditors' rights and by principles of equity.

B.
No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents and the consummation by Buyer of the transactions contemplated hereby or thereby, will not result in or constitute any of the following: (a) a breach of any provision of Buyer's Articles of Incorporation or Bylaws, if any; or (b) a default or an event that with notice or lapse of time, or both, would be a breach or violation of (or give rise to any right of termination, cancellation, or acceleration under) the provisions of (i) any judgment, order, writ or decree applicable to Buyer, (ii) any applicable law, or (iii) any contract or agreement to which Buyer is a party to or may be bound.

C.
No Consents. No consent, authorization, or approval of, or filing or registration with or exemption by any governmental body or authority or any other person is required to be obtained or made by Buyer in connection with the execution, delivery and performance by Buyer of this Agreement or any Ancillary Buyer Document, or the consummation by Buyer of the transactions contemplated hereby or thereby.

D.
Organization, Standing and Qualification of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and authority to acquire and own the Business Assets.

E.
Litigation. There are no claims, actions, suits, administrative, arbitration or other proceedings commenced, pending or, to Buyer’s knowledge, threatened which will or might in any way affect, or which could have a material and adverse effect on the Buyer’s ability to consummate the transactions set forth in this Agreement.

F.
Financial Statements. Buyer has provided to Seller true and complete copies of reviewed financial statements of Buyer as of December 31, 2007 (the “Financial Statements”). The Financial Statements fairly present in all material respects the financial condition of Buyer as at the respective dates of and for the periods referred to in the Financial Statements, all in accordance with generally accepted accounting principles for financial reporting in the United States (“GAAP”) applied on a consistent basis, except as noted therein, and, in the case of unaudited financial statements, for the absence of footnotes and other presentation items and for normal year-end adjustments. The Financial Statements have been prepared from the books and records of Buyer.

G.
Absence of Undisclosed Liabilities. The Buyer has no obligations or liabilities (whether accrued, absolute, contingent, unliquidated, or otherwise, whether or not known, whether due or to become due, and regardless of when asserted), except liabilities reflected on the balance sheet contained in the Financial Statements.

4.4 Survival of Representations and Warranties. All representations, warranties, conditions, covenants and agreements contained in this Agreement or in any Ancillary Documents shall survive the execution and delivery of this Agreement and the Closing hereof for the period set forth in Section 10.5.

5.	COVENANTS OF SELLER

5.1 Continuing Operations. Except as otherwise required by or agreed in this Agreement, from the date hereof until the Closing, Seller agrees to:

A.
Continue to operate the Business in the same manner it has been operated by Seller in the past, and continue all usual Business activities intended to preserve all existing relationships of the Business with customers, suppliers, contractors and others having a business relationship with Seller;

B.
Maintain all Business Assets, other than inventory sold in the ordinary course of business, in a manner that at the Closing, they will be in substantially the same condition and repair as on the date of the execution of this Agreement, subject only to ordinary wear and tear;

C.	Maintain in full force and effect all insurance currently maintained on the Business Assets which are the subject of this Agreement; and,

D.	Maintain the books, accounts and records related to the Business Assets and operation of the Business in the usual regular and ordinary course of business, consistent with past practice.

5.2 Access. Seller will give Buyer and its representatives and agents, upon reasonable notice, and as often as Buyer may reasonably request, full and complete access to the Business Assets and all books, agreements, papers and records of Seller pertaining to the Business Assets for the purposes of Buyer's due diligence investigation of the transactions contemplated by this Agreement; and Seller will cause its officers, employees and other representatives to cooperate fully with Buyer's officers, employees and other representatives in the course of such investigation. Notwithstanding any of the foregoing, the parties hereby acknowledge and agree that satisfactory compliance of Buyer’s due diligence investigation is not a condition of the Closing.

5.3 Post Closing Assistance. After the Closing, in order to continue operation of the Business while Buyer transfers the operations to its facilities, Seller will provide Buyer support sufficient to successfully operate and transfer the Business in a timely manner. Such support could include, but is not limited to support in the areas of Customer Service/Order Entry, Information Technology, Health Physics /Radiological Safety Operations, Quality/Regulatory, Remaining production, access to Seller’s North Hollywood facility, and Finance. During such transition period Buyer may utilize the Seller’s North Hollywood facility and Buyer shall pay Seller for the use of such facility at the rate of $20,000 per month. In addition, for a period of one year, Seller will forward all sales inquiries pertaining to Business Products to Buyer, and will hot-link it's website with Buyer's website. Such support will be provided until the operations can be transferred to and incorporated into Buyer’s operations. Buyer will compensate Seller for such support at the rate of $2,000.00 per month. Notwithstanding the foregoing, Seller shall have no obligation whatsoever for the payment of compensation to Buyer’s employees for services rendered after the Closing, without regard to such employees’ previous employment with Seller.

5.4 Enforcement of Employee Agreements. After the Closing, Seller shall use commercially reasonable efforts, including filing lawsuits if necessary, to enforce all written agreements by and between the Seller and any of Seller’s employees or former employees regarding the non-compete, non-disclosure, non-interference or use of intellectual property of the Seller.

6.	CONDITIONS OF BUYER'S OBLIGATION TO CLOSE

The obligations of Buyer to purchase the Business Assets under this Agreement are contingent upon the satisfaction, performance or waiver on or before the Closing of all the conditions set forth in this Section 6. Buyer may waive any or all of these conditions in whole or in part without prior notice.

6.1 Accuracy of Representations And Warranties. All of the representations and warranties of Seller contained in this Agreement or in any Ancillary Seller Document shall be true and correct on and as of the Closing Date as though made at that time, except where such failure to be true and correct shall not result in a material adverse effect on the Business, the Business Assets, or the Seller’s ability to consummate the transactions set forth in this Agreement.

6.2 Performance of Agreements. All of the obligations and agreements of Seller to be performed or satisfied prior to the Closing shall have been performed, satisfied or waived prior to the Closing Date.

6.3 No Material Adverse Change. During the period from July 1, 2008 to the Closing Date, there shall not have been any material adverse change in the financial condition or the assets of the Business, and the Seller shall not have sustained any material loss or damage to the Business Assets whether or not covered by insurance.

6.4 Absence of Litigation. No decree, temporary restraining order, preliminary or permanent injunction or other order issued by any governmental entity of competent jurisdiction preventing, restraining or enjoining the consummation of the transactions contemplated by this Agreement shall be in effect.

6.5 Governmental Notifications, Permits and Approvals. All consents, permits, licenses and approvals from any governmental or regulatory authority required to be obtained by the Seller or Buyer prior to the Closing for the lawful consummation of the Closing, the transactions contemplated by this Agreement and the continued use and operation of the Business Assets by Buyer after the Closing shall have been obtained and delivered to Buyer, and all notifications or disclosures required by any applicable law to be made to any governmental or regulatory authority, employee or other persons or Buyer shall have been provided or made.

7.	CONDITIONS OF SELLER'S OBLIGATION TO CLOSE

The obligations of Seller to sell the Business Assets under this Agreement are contingent upon the satisfaction, performance or waiver on or before the Closing of all the conditions set forth in this Section 7. Seller may waive any or all of these conditions in whole or in part without prior notice.

7.1 Accuracy of Representations And Warranties. All of the representations and warranties of Buyer and Seller contained in this Agreement or in any Ancillary Buyer Document shall be true and correct on and as of the Closing Date as though made at that time, except where such failure to be true and correct shall not result in a material adverse effect on the Buyer’s ability to consummate the transactions set forth in this Agreement.

7.2 Performance of Agreements. All of the obligations and agreements of Buyer and Seller to be performed or satisfied prior to the Closing shall have been performed, satisfied or waived prior to the Closing Date.

8.	THE CLOSING

8.1 Time and Place. The sale, transfer, assignment, conveyance and delivery of the Business Assets by Seller to Buyer (the “Closing”) shall take place at Buyer's address in Valencia, California on September 5, 2008, or at such other time and place as the parties may mutually agree (the “Closing Date”).

8.2 Deliveries of Seller. At the Closing, Seller shall deliver to Buyer the following:

A.	Bill of Sale. A Bill of Sale transferring to Buyer all of Seller’s right, title and interest in and to the Inventory and the Equipment.

B.	Possession. Possession of such of the Business Assets as is capable of delivery to, and possession by, Buyer.

C.
Assignments. An assignment or assignments, properly executed by Seller, transferring to Buyer all right, title and interest of Seller in and to the Customer Accounts, Intellectual Property, Permits and Contracts, in a form acceptable to Buyer and its counsel.

8.3 Deliveries of Buyer. At the Closing, the Buyer shall deliver to Seller the following

A.	Cash Payment. A wire transfer to an account designated by Seller in the amount of $3,000,000.00.

B.	Promissory Note. The manually executed Note in the amount of the Deferred Payment.

9.	NON-COMPETITION

9.1 Non-Competition. For the duration of this Agreement and for a five year period of time following the Closing Date, Seller will not:

A.	Engage, directly or indirectly, in any business substantially similar to the Business (such business to be deemed a “Competitor”) so long as Buyer is engaged in the Business;

B.	Become interested, directly or indirectly, in any such Competitor as a joint venturer, stockholder, member, investor or any other similar relationship or capacity;

The parties hereto agree that the duration and scope of the non-competition provision set forth above is reasonable. If, in any judicial proceeding, a court shall determine that the duration or geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, then the parties agree that the non-competition provision shall remain in full force and effect for the greatest time period and in the greatest area that would render it enforceable.

9.2 Non-Disclosure. After the Closing, neither party, its respective officers, employees or directors will divulge, communicate, use to the detriment of the other party for the benefit of any other person or persons, or misuse in any way any confidential information or trade secrets of the other party and, in the case of Seller, the Business, including (without limitation) products, services, secret processes, know-how, customer lists, or other technical data that relate to, arise from or are connected the Business Assets being sold and transferred to Buyer.

9.3 Non-Interference. From the Closing and for the duration of this Agreement and for a five year period of time following the Closing Date, Seller shall not directly or indirectly: (i) solicit business for a Competitor from the Customer Accounts identified on Schedule B; and/or (ii) induce any Customer Accounts not to undertake, or to curtail or cancel business related to the Business with the Buyer, any affiliate of the Buyer or any of their respective successors or assigns.

9.4 Use of Intellectual Property. After the Closing Date, except on behalf of the Buyer, neither Seller, nor Seller's officers, employees or directors shall use or employ in any manner directly or indirectly any of the Intellectual Property being sold and transferred to Buyer hereunder and shall not directly or indirectly, manufacture, market or sell any products bearing any such marks, dress or any other source identifiers including trademarks, service marks, trade names or trade dress which are in any way confusingly similar to any of the foregoing.

10.	INDEMNITY

10.1 Indemnification of Buyer. Seller shall protect, defend, indemnify and hold Buyer and any of its successors, assigns, directors, officers, shareholders, employees, attorneys or agents or their respective heirs, successors, personal representatives or assigns or any affiliate of Buyer (each a “Buyer Indemnitee”), harmless from and against any Liability resulting directly or indirectly, entirely or in part, from the following:

A. Any breach of or inaccuracy in any representation or warranty made by Seller in this Agreement (including, without limitation, the representations and warranties set forth in Section 4.2 above);

B. Any breach or default, or failure to perform, by Seller of any covenants or agreements of Seller contained herein or in any Ancillary Seller Document;

C. Any failure by Seller to deliver good title to the Business Assets to Buyer, free and clear of all Liens;

D. Any claim pertaining to the Business or its products which arises from products manufactured by Seller, or from acts or services performed by Seller prior to the Closing;

E. Any liability retained by Seller, pursuant to Section 3 of this Agreement;

F.  Any Liability arising from the matter described in Schedule E of Seller’s Disclosure Schedules;

G. Any use of the Intellectual Property that is the subject of this Agreement by any person or entity not authorized or licensed by Buyer where such information was obtained from Seller; and

H. Any violation of the non-disclosure, non-interference, non-compete and use of intellectual property provisions of Section 9 and Exhibit 1 of this Agreement.

10.2 Indemnification of Seller. Buyer shall protect, defend, indemnify and hold Seller and any of its successors, assigns, directors, officers, shareholders, employees, attorneys, agents, or their respective heirs, successors, personal representatives or assigns or any affiliate of Seller (each a “Seller Indemnitee”) harmless from and against any Liability resulting directly or indirectly, entirely or in part, from the following:

A. Any breach of or inaccuracy in any representation or warranty made by Buyer in this Agreement or in any Ancillary Buyer Document;

B. Any breach or default, or failure to perform, by Buyer of any covenants or agreements of Buyer contained herein or in any Ancillary Buyer Document; and,

C. Buyer's ownership, operation, or sale of the Business Assets after the Closing.

10.3 Claims Procedure. If a party hereto seeks indemnification under this Section 10, such party (the “Indemnified Party”) shall promptly give written notice to the other party (the “Indemnifying Party”) after receiving written notice of any action, lawsuit, proceeding, investigation, or other claim against it (if by a third party) or discovering the Liability, obligation, or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have prejudiced the Indemnifying Party. In that regard, if any action, lawsuit, proceeding, investigation or other claim shall be brought or asserted by any third party which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Section 10, the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing, specifying in detail the basis of such claim and the facts pertaining thereto and the Indemnifying Party shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation, or other claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnifying Party’s expense and option (subject to the limitations set forth below) shall be entitled to control and appoint lead counsel of such defense with reputable counsel reasonably acceptable to the Indemnified Party; provided that, as a condition precedent to the Indemnifying Party’s right to assume control of such defense, it must first agree in writing to be fully responsible for all Liability relating to such claim and to provide full indemnification to the Indemnified Party for all Liability relating to such claim; and provided further that the Indemnifying Party shall not have the right to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the claim which the Indemnifying Party seeks to assume control (each, an “Indemnified Party Controlled Proceeding”) (a) involves a claim to which the Indemnified Party reasonably believes could be detrimental to or injure the Indemnified Party’s reputation, customer or supplier relations or future business prospects, (b) seeks non-monetary relied (except where non-monetary relief is merely incidental to a primary claim or claims of monetary damages), (c) involves criminal allegations, (d) is one in which the Indemnifying Party is also a party and joint representation would be inappropriate or there may be legal defenses available to the Indemnifying Party, or (e) involves a claim which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend.

If the Indemnifying Party is permitted to assume and control the defense and elects to do so, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Indemnified Party unless the employment thereof has been specifically authorized by the Indemnifying Party in writing.

If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of a claim or ceasing to defend such claim unless (a) there is no finding or admission of any violation of law or any violation of the rights of any person or entity and no effect on any other claims that may be made against the Indemnified Party and (b) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party.

10.4 Limitations on Indemnification.

A. Notwithstanding anything contained herein to the contrary, the maximum liability of Seller or Buyer for indemnification under this Section 10 is two million five hundred thousand dollars ($2,500,000).]

B. The provisions for indemnity under Sections 10.1 and 10.2 shall be effective only when the aggregate amount of all Liabilities for which indemnification is sought under Sections 10.1 or 10.2, as the case may be, exceeds fifty thousand dollars ($50,000), provided, however, that in the event the Liabilities exceed such amount, indemnification shall be made with respect to all Liabilities.

C. No Indemnifying Party shall be liable to any Indemnified Party with respect to claims referred to in Sections 10.1 or 10.2 if such Indemnifying Party does not receive written notice of such claims within the Limitation Date.

10.5 Survival of Representations and Warranties; Indemnity Obligations. The representations and warranties of the parties hereto, and all indemnity obligations set forth in this Section 10, contained in this Agreement shall survive the termination of this Agreement or the Closing for a period of three (3) years following the date of the Closing Date (the “Limitation Date”); provided, however, that the representations and warranties set forth in Sections 4.2A, 4.2B, 4.2D, 4.3A, 4.3B and 4.3D shall survive indefinitely; provided, further, that such obligations to indemnify shall not terminate with respect to any matter as to which the Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a notice of such claim to the indemnifying party.

11.	DISPUTE RESOLUTION

11.1 Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of California, without regard to any conflicts of laws principles.

11.2 Forum Selection. The parties consent and agree that any dispute or claim arising out of or related to this Agreement, or the breach or enforcement thereof, which results in a legal action or other proceeding, shall be initiated and prosecuted in any state or federal court located in the State of California. The parties waive any right to a change in venue and any and all objections to the jurisdiction of the California courts.

11.3 Mediation. Prior to litigating any dispute which arises under this Agreement, the parties agree to first submit the dispute to a mediator mutually agreeable to both parties. The parties agree that no formal discovery (depositions and written interrogatories) will be ordered by the mediator unless both parties agree to the formal discovery, except that the mediator can order each party to produce non-privileged documents to the other party. The costs of the mediation will be divided equally between the Parties.

11.4 Liability Defined. For the purposes of this Agreement, “Liability” shall mean, without limitation, any (i) suit, action, legal or administrative proceeding, claim or demand; (ii) actual, consequential, punitive or special damages; (iii) fines, losses and costs; (iv) interest; and (v) attorneys' fees and court costs (including service of process, filing fees, court and court reporter costs, investigative fees, expert witness fees and the cost of any bonds, whether taxable or not).

12.	NOTICES

All notices and other communications permitted or required under this Agreement shall be in writing and may be served personally, transmitted by facsimile (with confirmation) or nationally recognized overnight delivery service (e.g., Federal Express) or sent by prepaid, certified mail, return receipt requested to the party's address as set forth below:

For Seller:	North American Scientific, Inc. 20200 Sunburst Street Chatsworth, CA 91311 Facsimile: (818) 734-5200 Attention: Chief Executive Officer

With a copy to:	Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 Facsimile: (949) 725-4100 Attention: Bruce Feuchter

For Buyer:	Eckert & Ziegler Isotope Products 24937 Avenue Tibbetts Valencia, CA 91355 Facsimile: Attention: Franklin Yeager, President and CEO

With a copy to:	Christine Pollard 2801 W. Jonquil Avenue McAllen, TX 78501 Facsimile: 956-994-3553

Any notices or communications shall be deemed effective upon personal delivery, confirmed receipt of notice transmitted by facsimile, one day after transmitting the notice by nationally recognized overnight delivery service or three days after mailing in accordance with this section. Any party may change its address by notice to the other parties.

13.	MISCELLANEOUS

13.1 Expenses Of Transaction. Each party shall pay their respective attorneys' fees and other costs and expenses incurred in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated herein.

13.2 Brokers. Each party unconditionally represents and warrants to the other that it has incurred no liability to any broker, agent or finder relating to this Agreement and the transactions contemplated herein.

13.3 Announcements or Communications Regarding Transaction. Without the prior written consent of the other party, no party will make any announcement or communication to any person regarding the subject matter and contents of this Agreement, or disclose the existence of this Agreement or any of the terms hereof to any person, unless in the opinion of such party disclosure is required to be made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or as otherwise required by law.

13.4 Integrated Agreement. This Agreement and its attachments, constitutes the entire agreement between the parties concerning the subject hereof and cannot be amended or modified except by a written instrument executed by all of the parties.

13.5 Waivers. Any waiver by any party shall be in writing and shall not be construed as a continuing waiver. No waiver shall be implied from any delay or failure to take action on account of any default by any party. Consent by any party to any act or omission by another party shall not be construed to be a consent to any other subsequent act or omission or to waive the requirement for consent to be obtained in any future or other instance.

13.6 Assignment. No party shall convey, assign, encumber or otherwise transfer its rights and obligations under this Agreement without the prior written consent of the other party, which consent shall not be unreasonably withheld.

13.7 No Third Party Beneficiaries. Nothing contained in this Agreement or in any Ancillary Document shall create or be deemed to create any rights or benefits in any third parties.

13.8 Successors. Except as provided to the contrary in this Agreement, this Agreement shall be binding on and inure to the benefit of the parties and their heirs, legal representatives, successors and assigns.

13.9 Exhibits and Schedules. All exhibits and schedules referred to in this Agreement are attached to this Agreement and incorporated by reference.

13.10 Interpretation. Wherever the context of this Agreement requires, all words used in the singular shall be construed to have been used in the plural, and vice versa, and the use of any gender specific pronoun shall include any other appropriate gender. The term “person” shall refer to any individual, corporation or legal entity having standing to bring an action in its own name under applicable state law. The conjunctive “or” shall mean “and/or” unless otherwise required by the context in which the conjunctive “or” is used. The word “include(s)” means “include(s) without limitation” and the word “including” means “including” or “including but not limited to.” This Agreement has been negotiated at arm's length and each party has been represented by independent legal counsel in this transaction. Accordingly, each party hereby waives any benefit under any rule of law (including Section 1654 of the California Civil Code) or legal decision that would require interpretation of any ambiguities in this Agreement against the party drafting it. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the purposes of the parties and this Agreement.

13.11 Further Assurances. The parties shall at their own cost and expense execute, acknowledge and deliver such further documents and instruments and shall take such other actions as may be reasonably required or appropriate to carry out the intent and purposes of this Agreement.

13.12 Severability. If any term or provision of this Agreement is determined to be illegal, invalid or unenforceable in whole or in part for any reason, such provision or part thereof shall be stricken from this Agreement, and such provision shall not affect the legality, validity or enforceability of the remaining provisions of this Agreement.

13.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, buy all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties to this Agreement have duly executed it as of the date first set forth above.

BUYER:

ECKERT & ZEIGLER ISOTOPE PRODUCTS, INC.
A California Corporation

By: /s/ Frank Yeager

Title: President & CEO

SELLER:

NORTH AMERICAN SCIENTIFIC, INC.

By: /s/ John B. Rush

Title: President & CEO

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933; IT HAS BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT AND MAY NOT BE PLEDGED, HYPOTHECATED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT AS MAY BE AUTHORIZED UNDER THE SECURITIES ACT OF 1933, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

ECKERT & ZIEGLER ISOTOPE PRODUCTS, INC.
SECURED PROMISSORY NOTE
September ___, 2008
$2,000,000.00

Eckert & Ziegler Isotope Products, Inc., a California corporation (the “Company”), for value received, hereby promises to pay to the order of North American Scientific, Inc. (the “Holder”) or the Holder’s registered assigns, the sum of Two Million Dollars ($2,000,000.00) on January 15, 2009 (the “Maturity Date”).

This Secured Promissory Note is given by the Company to Holder pursuant to the terms and provisions of that certain Purchase and Sale Agreement, dated August 29, 2008, by and between the Company and the Holder (the “Purchase Agreement”), as partial consideration for the purchase by the Company of the Business Assets (as defined in the Purchase Agreement) from Holder.

1. Payment. Maker shall pay the sum of Two Million Dollars ($2,000,000.00) to the Holder on the Maturity Date. Upon payment in full of this amount, this Note shall be surrendered to the Holder for cancellation. Notwithstanding the foregoing, the amount due under this Note is subject to adjustment pursuant to Section 2.3 of the Purchase Agreement.

2. Prepayment. The Company may prepay, in whole or in part, any portion of the outstanding balance under this Note by tender to the Holder of funds by check or wire transfer of a portion or all of the outstanding balance.

3. Security Interest. The Company hereby pledges and grants to Holder a continuing security interest in all of its right, title, and interest in the property described in Section 4 below (collectively and severally, the “Collateral”), to secure performance of the Company’s obligations hereunder. The security interest under this Section 3 extends to all Collateral of the type described in Section 4 which the Company may acquire at any time during the continuation of this Note.

4. Collateral. The Collateral consists of all of the Company’s right, title and interest in and to the following:

(a) All of the Business Assets (as defined in the Purchase Agreement), and any interest in Business Assets, and all attachments, accessories, accessions, replacements, substitutions, additions, and improvements to any of the foregoing, wherever located; and

(b) All the Company’s books and records relating to the foregoing and any and all claims, rights and interests in any of the above and all substitutions for, additions and accessions to and proceeds thereof.

5. Rights to Collateral. Upon the occurrence of an Event of Default, Holder shall have all of the remedies of a secured party under Division 9 of the California Uniform Commercial Code solely with respect to the Collateral.

6. Defaults and Remedies.

(a) Events of Default. An “Event of Default” shall occur if:

(i) the Company shall default in the payment of the outstanding balance under this Note, when and as the same shall become due and payable;

(ii) the Company shall commit a material breach of, or default under, any other provision of this Note;

(iii) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (a) relief in respect of the Company, or of a substantial part of its property or assets, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (b) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company, or for a substantial part of its property or assets, or (c) the winding up or liquidation of the Company; and such proceeding or petition shall continue undismissed for ninety (90) days, or an order or decree approving or ordering any of the foregoing shall be entered; or

(iv) the Company shall (a) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other Federal or state bankruptcy, insolvency, receivership or similar law, (b) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (ii) of this Section 6(a), (c) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any subsidiary, or for a substantial part of its property or assets, (d) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (e) make a general assignment for the benefit of creditors, (f) become unable, admit in writing its inability or fail generally to pay its debts as they become due or (g) take any action for the purpose of effecting any of the foregoing.

(b) Acceleration. If an Event of Default occurs under Section 6(a)(iii) or (iv), then, the outstanding balance under this Note shall automatically become immediately due and payable, without presentment, demand, protest or notice of any kind, all of which are expressly waived in Section 9 below. If any other Event of Default occurs and is continuing the Holder, by written notice to the Company, may declare the outstanding balance under this Note to be immediately due and payable.

7. Release and Termination. Upon payment in full or conversion of the outstanding balance of the Note, Holder shall promptly execute and deliver to the Company such documents, instruments, termination statements and releases as shall be requested by the Company in order to terminate and discharge all of the liens, security interests and encumbrances created by or pursuant to this Note.

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8. Loss, Etc., of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note, and of indemnity reasonably satisfactory to the Company if lost, stolen or destroyed, and upon surrender and cancellation of this Note if mutilated, and upon reimbursement of the Company’s reasonable incidental expenses, the Company shall execute and deliver to the Holder a new Note of like date, tenor and denomination.

9. Waiver. The Company hereby waives presentment, demand, notice of nonpayment, protest and all other demands and notices in connection with the delivery, acceptance, performance or enforcement of this Note. If an action is brought for collection under this Note, the Holder shall be entitled to receive all costs of collection, including, but not limited to, its reasonable attorneys’ fees.

10. Notices. Any written notice, consent or other communication provided for in this Note shall be delivered or sent by registered or certified U.S. Mail, with postage prepaid, to the address set forth opposite below. Such addresses may be changed by written notice given as provided herein.

If to the Company:	Eckert & Ziegler Isotope Products, Inc. 24937 Avenue Tibbetts Valencia, CA 91355 Attention: Franklin Yeager, President and CEO

If to Holder:	North American Scientific, Inc. 20200 Sunburst Street Chatsworth, CA 91311 Attention: Chief Executive Officer

11. Transferability. This Note evidenced hereby may not be pledged, sold, assigned or transferred except (i) to any subsidiary wholly owned (directly or through intermediate wholly owned subsidiaries) by the Holder, (ii) to any director, shareholder or executive officer of the Holder, (iii) to any corporation, partnership or other entity resulting from any merger, consolidation or other reorganization to which Holder is a party or any corporation, partnership or other person or entity to which Holder may transfer all or substantially all of Holder’s assets and business, or (iv) with the express written consent of the Company, which may be withheld in its sole discretion; provided, however, that any such transfer shall only be made in compliance with applicable federal and state securities laws. Any pledge, sale, assignment or transfer in violation of the foregoing shall be null and void.

12. Successors and Assigns. Subject to Section 11, all of the covenants, stipulations, promises, and agreements in this Note shall bind and inure to the benefit of the parties’ respective successors and assigns, whether so expressed or not.

13. Governing Law. This Note shall be governed by the laws of the State of California, and the laws of such state (other than conflicts of laws principles) shall govern the construction, validity, enforcement and interpretation hereof, except to the extent federal laws otherwise govern the validity, construction, enforcement and interpretation hereof.

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IN WITNESS WHEREOF, the Company has caused this Note to be issued this ___ day of September, 2008.

Eckert & Ziegler Isotope Products, Inc.

Franklin Yeager
President and CEO

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